200 Berkeley Street Boston, Massachusetts 02116 (617) 572-0320 Email: PMinella@jhancock.com

Paula J. Minella

AVP and Senior Counsel

June 2, 2020

VIA EDGAR

Sonny Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	John Hancock Life Insurance Company of New York

John Hancock Life Insurance Company of New York Separate Account B “Accumulation

Survivorship Variable Universal Life 2020” (“ASVUL 2020”)

Initial Registration Statement filed on Form N-6 File Nos. 811-8329 and 333-238712

John Hancock Life Insurance Company of New York Separate Account B “Majestic Survivorship Variable Universal Life 2020” (“MSVUL 2020”) Initial Registration Statement filed on Form N-6 File Nos. 811-8329 and 333-238713

Dear Mr. Oh:

On behalf of the John Hancock Life Insurance Company of New York (the “Company”) and its respective separate account (collectively, the “Registrants”), we are responding to your comments conveyed telephonically on June 1, 2020. We repeat in bold face type below each comment and set forth Registrants’ response thereto. Except as the context otherwise requires, the responses relate to both ASVUL 2020 and MSVUL 2020.

GENERAL

1.    Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: There are no such third party guarantees or support agreements.

2.    Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: Duly noted. The Registrants have applied comments from the staff to both filings where applicable.

Sonny Oh, Esq.

3.	Please determine if the references to “your” in the “Additional Information About Charges” section of the SAI, should be “insured persons” since SVUL 20 and MSVUL 20 are survivorship products.

Response: The Registrants have changed the reference from “your” to “insured person’s” in the SAI. Since the reference to “insured person’s” in SAI is (1) correct as it applies to each insured person and (2) shared content for a number of products that share the SAI, the Registrants respectfully request that it refer to “insured person’s” instead of “insured persons’” in the SAI. Here’s how that provision currently reads:

Additional Information About Charges

A policy will not be issued until the underwriting process has been completed to our satisfaction. The underwriting process generally includes the obtaining of information concerning the insured person’s age, medical history, occupation and other personal information. This information is then used to determine the cost of insurance charge.

4.    Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

Response: Any missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to each registration statement.

5.	Fee Tables (page 9)

a.	Please revise the disclosure in footnotes 2 and 3 to the Periodic Charge table on page 9 so that it is consistent with the disclosure in Description of charges at the policy level on page 32.

Response: The Registrants confirm the charges in footnotes 2 and 3 for the Periodic Charges Table are consistent with the disclosure in “Description of charges at the policy level.”

5.	Tax Considerations (page 46)

a.	Add back in reference to “monthly” rider charges in the second to last paragraph of the Death benefit proceeds and other policy distributions.

Response: The Registrants have made the requested update.

b.	Delete the reference to the Healthy Engagement Core Rider from the last paragraph of the Death benefit proceeds and other policy distributions.

Response: The Registrants have made the requested update.

6.	Independent registered public accounting firm (page 55)

Please update applicable disclosure both here and on page 2 of the statement of additional information (“SAI”).

Response: The Registrants have updated the applicable disclosure.

Sonny Oh, Esq.

PART C

7.	Exhibits

a.

Please confirm compliance with the amendments adopted by the Commission pursuant to a directive from the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”). In particular, please note that the FAST Act requires that registrants provide hyperlinks for exhibits, and filers who submit filings in ASCII will need to begin submitting filings in HTML.

Response: The Registrants will include hyperlinks for exhibits included in these registration statements.

b.	Need exhibit 26(n) for Opinion of Counsel.

Response: The Registrants will include exhibit 26(n) when they submit their pre-effective amendment filings.

c.

With respect to exhibit 26(q), please confirm supplementally that all insurance procedures relating to the Policy as to which the Company is claiming an exemption under Rule 6e-3(T) are set forth in this memorandum, which is over 15 years old.

Response: Registrants confirm that all insurance procedures relating to the Policy as to which the Company is claiming an exemption under Rule 6e-3T(b)(12)(iii) are disclosed either in the memorandum or in other portions of the separate account’s registration statement, as contemplated by the terms of that provision.

d.	Please file appropriate powers of attorney and ensure that the signature page contains authorized signatures for all required signatories.

Response: Registrants will file appropriate powers of attorney and ensure that the signature page(s) contain authorized signatures for all required signatories.

8.	Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Registrants intend to file any financial statements, exhibits, and any other required disclosures not included in the initial registration statements with the pre-effective amendments to the registration statements.

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Sincerely,

/s/ Paula J. Minella

AVP and Senior Counsel